OMB APPROVAL
OMB Number:  3235-0058
Expires:  April 30, 2009
Estimated average burden
Hours per response........2.50
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER

000-49766

(Check One:)   Form 10-K [  ]    Form 20-F [  ]      Form 11-K [  ]     Form 10-Q [X]      Form 10-D [  ]

                       Form N-SAR                                            Form N-CSR
                      For Period Ended: December 31, 2010
CUSIP NUMBER
581181 10 4
                      [    ]           Transition Report on Form 10-K
                      [    ]           Transition Report on Form 20-F
                      [    ]           Transition Report on Form 11-K
                      [    ]           Transition Report on Form 10-Q
                      [    ]           Transition Report on Form N-SAR
                      For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

McIntosh Bancshares, Inc.
Full Name of Registrant

Former Name if Applicable

210 South Oak Street
Address of Principal Executive Office (Street and Number)

Jackson, Georgia 30233
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly  Report on Form 10-Q for the quarter ended March 31, 2011 by May 15, 2011 without unreasonable effort and expense for the reasons stated below.

The Registrant has determined that it is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the "Form 10-Q") within the prescribed time period without unreasonable effort or expense.  Further, management expects that the Registrant will not be able to file the Form 10-Q within the five-day extension period permitted by the rules of the Securities and Exchange Commission for classification as a timely filing.

Due to continued adverse economic conditions in the Registrant’s market area during 2010 and 2011, particularly in the housing and real estate markets, the Registrant’s wholly-owned bank subsidiary, McIntosh State Bank (the “Bank”) has experienced a significant increase in its non-performing assets and a significant decrease in its earnings and capital.  These conditions have also necessitated ongoing evaluation of the Bank’s provision and allowance for loan losses and various expenses relating to the Bank’s OREO and loan portfolios.  As a result of this process, the completion of the Registrant’s consolidated financial statements for the quarter ended March 31, 2011 has been delayed.

A summary of anticipated, unaudited changes in the Registrant’s results of operations for the quarter ended March 31, 2011 as compared to the first quarter of the prior year is provided in Part IV, Item 3 below.  Additionally, information about the Bank’s financial condition and results of operations as of March 31, 2011 is publicly available, free of charge, on the FDIC’s website at www.fdic.gov.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification Jesse Roberts, Chief Financial Officer of the Registrant _______ 770-775-8316 (Name) (Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   Annual Report on Form 10-K for the year ended December 31, 2010

Yes [ ] No [X]

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The developments reported previously in the Registrant’s Form 12b-25 relating to its Annual Report on Form 10-K for the year ended December 31, 2010 have continued into 2011.    These developments include, without limitation, continued operating losses and deterioration in asset quality as described further below.

The Bank has experienced substantial deterioration in asset quality of the Bank’s loan portfolio, due, in part, to continuing adverse conditions in its housing and real estate markets, which has resulted in significant levels of nonperforming assets.  Management anticipates that its unaudited nonperforming assets will total approximately $83.0 million at March 31, 2011 compared to approximately $83.8 million at December 31, 2010.

The Registrant also anticipates a substantial net loss for the quarter ended March 31, 2011, although results are an improvement compared to the quarter ended March 31, 2010.  The Registrant experienced favorable variances in loan loss provision ($6.0 million improvement as compared to the first quarter of 2010) and salaries and benefits ($777,000 improvement as compared to the first quarter of 2010).  However, these improvements were partially offset by a $330,000 decline in net interest income; $609,000 more in net ORE and repossession losses; $258,000 more in professional fees, primarily due to expenses incurred in managing non-performing assets; a $79,000 increase in regulatory fees; and a $73,000 reduction in income from Bank Owned Life Insurance due to the liquidation of that group of assets in July, 2010.  Management anticipates that the Registrant’s unaudited loss for the quarter ended March 31, 2011, will be $2.4 million compared to a net loss of $7.9 million for the quarter ended March 31, 2010.

Additionally, as previously disclosed in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009, the Registrant’s independent auditor’s report contained an explanatory paragraph indicating that there was substantial doubt about the Registrant’s ability to continue as a going concern.  Due to the conditions and events discussed above, management anticipates that the independent auditor’s report with respect to the Registrant’s audited financial statements for the year ended December 31, 2010, if issued, will contain a similar explanatory paragraph indicating that there is substantial doubt about the Company’s ability to continue as a going concern.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.  There can be no assurances that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. Important factors that could cause actual results to differ materially include: whether the Registrant’s outside auditors will be able to complete their review and any related procedures required with respect to the Form 10-Q; the impact, if any, of the results and findings on the financial statements of the Registrant; the Registrant’s inability to timely file reports with the Securities and Exchange Commission; and risks of litigation and governmental or other regulatory inquiry or proceedings arising out of or related to any of the matters described above. Therefore, any forward-looking statements in this Form 12b-25 should be considered in light of various important factors, including the risks and uncertainties listed above, as well as others. Registrant makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.
Yes [X] No [ ]

                                                                                                                         McIntosh Bancshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:           May 16, 2011                                            By:   /s/ Jesse Roberts
                                                                                                                       Print Name   Jesse Roberts
                                                                                                                      Title   Chief Financial Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).